EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.0001 per share, of Liquid Holdings Group, Inc. dated March 5, 2014 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:    March 5, 2014

Brian Ferdinand

Ferdinand Holdings LLC

LT World Limited LLC

Ferdinand Trading II LLC

LT World Partners LLC

By:	/s/ Brian Ferdinand
Brian Ferdinand, for himself, as the Sole Voting Member of Ferdinand Holdings, and as the Sole Member of each of LT World Limited, Ferdinand Trading and LT World Partners